Exhibit 99.1

ASX / Media Release

Immutep Quarterly Activities Report & Appendix 4C Q4 FY26

•

Pooled analysis of five efti trials (presented at ASCO 2026) reinforced efti’s mechanism of action, tying immune activation to a 7.7-month median overall survival benefit in biological responders across four tumour types.

•

IMP761, the only LAG-3 agonist antibody in clinical development, delivered encouraging first-in-human results (presented at EULAR 2026), meeting its primary safety endpoint and showing significant pharmacodynamic activity.

•

Investigation into the futility outcome from TACTI-004 continues with an update expected in Q3 CY26, spanning clinical, operational, analytical, and manufacturing factors, supported by licensing partner Dr. Reddy’s.

•	Well-funded with A$68.87 million in cash, cash equivalents, and term deposits at 30 June 2026, with cost-reduction measures underway to preserve a runway extending into H1 CY28.

SYDNEY, AUSTRALIA – 30 July, 2026 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a clinical-stage biotechnology company targeting cancer and autoimmune diseases, provides an update on its activities for the quarter ended 30 June 2026 (Q4 FY26).

EFTILAGIMOD ALFA SYSTEMATIC EVALUATION

In May 2026, Immutep announced results from a systematic evaluation of five clinical trials of eftilagimod alfa (efti) in combination with standard-of-care (SOC) therapies in cancer patients, presented at the 2026 American Society of Clinical Oncology (ASCO) Annual Meeting1.

The analysis included 592 patients across five independent studies (TACTI-mel, TACTI-002, TACTI-003, AIPAC, and AIPAC-003) spanning four cancer indications (NSCLC, HNSCC, metastatic breast cancer, and melanoma).

Treatment with 30 mg subcutaneous efti plus SOC in these trials resulted in a significant increase in circulating absolute lymphocyte count (ALC), a blood-based measure of immune activity, which was not seen with SOC alone.

Increased ALC was significantly associated with improved clinical outcomes, with ALC responders in the efti plus SOC group showing a clinically meaningful median overall survival (OS) improvement of 7.7 months compared to non-responders (p=0.0017). These effects were observed across tumour types and were independent of the combination partner.

The analysis did not include data from the TACTI-004 study, as immune data collection for that trial had not been completed at the time of the analysis.

LUNG CANCER

TACTI-004 (KEYNOTE-F91) – Phase III Trial in 1L NSCLC

In March 2026, Immutep announced that the Independent Data Monitoring Committee (IDMC) for the TACTI-004 Phase III study evaluating efti in patients in 1st line non-small cell lung cancer (1L NSCLC) had recommended the discontinuation of the trial following a planned interim futility analysis in accordance with the study protocol.

In response to the IDMC’s recommendation, enrolment in TACTI-004 was halted and Immutep is continuing an orderly wind-down of the study, including appropriate patient follow-up and site close-out.

Immutep is also continuing its thorough review of available data to understand the factors behind the futility outcome, including manufacturing aspects. This root cause analysis is ongoing in Q3 CY 26, as it is dependent on data availability and logistics, and covers TACTI-004 database lock, statistical analysis, and laboratory data review.

Dr. Reddy’s Laboratories Ltd. (“Dr. Reddy’s”), a licensing partner for efti, continues to demonstrate support and provide technical expertise to assist with the completion of the root cause analysis.

Subsequent to quarter end, Immutep provided an update on aspects of the root cause analysis. In the interim futility analysis (N=173), the objective response rate was 42.9% in the efti arm compared with 55.1% in the control arm, with no superiority observed in any PD-L1 subgroup. Pending final analysis, no new safety signals have been observed. Preliminary immune-monitoring data indicated that patients treated with efti in TACTI-004 showed a different immune-activation profile, with lower circulating lymphocyte and monocyte counts, compared with prior efti studies. While no conclusive causal factor has been established to date, the ongoing analysis is expected to provide further insights, with additional results anticipated in Q3 CY26.

INSIGHT-003 – Phase I Trial in Non-Squamous 1L NSCLC

Patients in the investigator-initiated INSIGHT-003 Phase I trial, in which dosing is now complete, continue to be followed up.

In this study, the combination of efti with KEYTRUDA and chemotherapy has generated strong objective response rates (ORR) and disease control rates (DCR) in 51 evaluable patients with advanced or metastatic non-squamous 1L NSCLC across all PD-L1 expression levels2.

Subsequent to the end of the quarter, Immutep announced mature overall survival (OS) results from INSIGHT-003 (data cut-off 27 March 2026). Median OS was 30.9 months in the overall population (N=51) and in patients with PD-L1 TPS <50% (N=47). Approximately 92% of patients had no or low PD-L1 expression (PD-L1 TPS <1 or PD-L1 TPS 1-49).

These single-arm Phase I results compare favourably with historical benchmarks.

SOFT TISSUE SARCOMA

EFTISARC-NEO – Phase II Trial in Soft Tissue Sarcoma

The investigator-initiated EFTISARC-NEO Phase II trial evaluating efti with radiotherapy plus KEYTRUDA in the neoadjuvant setting for resectable soft tissue sarcoma (STS) has met its primary objective, with patients showing strong immune system activation in line with efti’s mode of action, including statistically significant increases in the expression of key cytokines and chemokines in peripheral blood. Patients are continuing to be followed up for disease-free survival.

In April 2026, Immutep announced that it had been granted orphan drug designation for efti in this setting from the FDA.

An abstract containing health-related quality of life (HRQoL) data from the EFTISARC-NEO trial has been accepted for presentation at the ESMO Congress 2026 in October 2026. Consistent with the congress’ embargo policy, the data will be made available by the investigator at the time of presentation.

BREAST CANCER

AIPAC-003 – Phase II Trial in Metastatic Breast Cancer

The AIPAC-003 Phase II trial, evaluating efti in combination with chemotherapy in hormone receptor positive (HR+), HER2 negative/low metastatic breast cancer that is resistant to endocrine-based therapy, as well as in metastatic triple-negative breast cancer not eligible for PD-(L)1-based therapy, has been completed. The last patient follow-up visit occurred during the quarter and the trial was accordingly closed effective 30 June 2026.

Investigator-Initiated Phase II Trial for Neoadjuvant Efti in HR+/HER2-negative Breast Cancer

As previously announced, a proposed investigator-initiated Phase II trial evaluating neoadjuvant efti as monotherapy and in combination with chemotherapy prior to surgery in early-stage HR+/HER2-negative breast cancer remains on hold pending completion of the root cause analysis related to TACTI-004.

IMP761 DEVELOPMENT PROGRAM FOR AUTOIMMUNE DISEASE

IMP761 – Phase I Trial

In June 2026, Immutep presented positive interim data from its placebo-controlled, double-blind, randomized, first-in-human Phase I study evaluating IMP761, a first-in-class LAG-3 agonist antibody, at the EULAR 2026 Congress in London.

The single ascending dose part of the study met its primary endpoint, demonstrating favourable safety and tolerability in healthy volunteers, with IMP761 well tolerated across all dose levels tested.

The data also showed statistically significant pharmacodynamic activity, including reduced local inflammatory responses and attenuated T-cell activity compared to placebo, with the 7 mg/kg dose achieving a statistically significant inhibition in skin blood perfusion (p = 0.029).

The pharmacokinetic profile supports once-every-four-weeks dosing. These encouraging results support further clinical evaluation of IMP761 in autoimmune diseases driven by T-cell-mediated inflammation, such as rheumatoid arthritis, with additional trial updates expected in H2 CY26.

INTELLECTUAL PROPERTY

During the quarter, Immutep was granted seven patents.

Four patents were granted directed to an assay for use in measuring the potency of IMP761 as part of a quality control step in production of the agonist LAG-3 antibody. The patents were granted in China, Hong Kong, South Korea, and Canada. A new patent was also granted in Indonesia directed to IMP761.

New patents were also granted during the quarter in the United States and Israel directed to LAG525 (ieramilimab), jointly owned by Immutep S.A.S. and Novartis AG. Subsequent to quarter end, Novartis gave notice terminating the out-license agreement relating to ieramilimab after years of clinical inactivity, effective 9 August 2026. The license is not generating revenue for Immutep and no further milestone or royalty payments are anticipated. Under the terms of the agreement, following termination Novartis is required to assign its ownership interest in the jointly owned LAG-3 patents arising under the collaboration to Immutep S.A.S.

LEGAL PROCEEDINGS

Following the announcement on 13 March 2026 regarding the discontinuation of the TACTI-004 Phase III trial, one putative securities class action was filed in the United States but not served. After the Company sent a Rule 11 letter to the plaintiff, the suit was dismissed voluntarily.

FINANCIAL SUMMARY

During the quarter, Immutep continued to exercise prudent cash management, particularly in light of the TACTI-004 Phase III discontinuation.

The Company is well funded with cash and cash equivalents, and term deposit balance as at 30 June 2026 of approximately A$68.87 million, which is A$29.2 million greater than the FY2026 budget.

The total balance consists of 1) a cash and cash equivalent balance of A$63.67 million and 2) bank term deposits totaling A$5.20 million, which have been recognised as short-term investments due to having maturities of more than 3 months and less than 12 months.

In Q4 FY26, cash receipts from customers were A$13K, which is mainly due to research material sales. For the very first time the Company also received A$218K (EUR 133K) under Germany’s R&D tax incentive program (Forschungszulage) in relation to eligible R&D activities undertaken in FY22.

The Forschungszulage is Germany’s statutory research tax incentive under the Forschungszulagengesetz (FZulG). Under the current regime, eligible companies may claim a tax credit of up to 35% (25% before 28 March 2024) of qualifying internal R&D personnel costs. The timing of receipt of Forschungszulage payments may differ significantly from the period in which the related R&D expenditure is incurred due to the statutory application, assessment and review process. The FY2022 claim was the Company’s first claim under the program and was subject to a detailed review. The allowance is a non-dilutive source of funding for the Company’s German R&D operations (conducted through Immutep GmbH).

The net cash used in G&A activities in the quarter was A$1.5 million compared to A$0.9 million in Q3 FY26. In respect of the US$20 million upfront eftilagimod license fee received from Dr. Reddy’s in January 2026, US$2.7 million (A$4.1 million3) was recognised as revenue and US$17.3 million (A$25.8 million4) as unearned revenue in the Company’s Half Year Financial Report for the period ended 31 December 2025. Following discontinuation of TACTI-004, Immutep repaid US$10 million to Dr. Reddy’s in June 2026, reducing unearned revenue accordingly, with the remaining US$7.3 million fully recognised as revenue for the financial year ended 30 June 2026. As previously disclosed, Dr. Reddy’s holds exclusive rights to develop and commercialise efti in the licensed territories, while Immutep retains all rights to the product in the key pharmaceutical markets, including North America, Europe, and Japan. Immutep also remains eligible for up to US$349.5 million in potential milestones along with royalties on commercial sales, and retains global manufacturing rights.

Net cash used in R&D activities was A$22.0 million for the quarter, compared with A$11.8 million in Q3 FY26, with the increase primarily reflecting higher payments relating to TACTI-004. Although the Company took immediate action following the discontinuation of TACTI-004 in March 2026, trial activity only began to slow from May 2026, with close-out and root cause analysis activities continuing through the quarter. As invoices are generally payable approximately one month after issue, TACTI-004 payments in Q4 FY26 were approximately A$8 million higher than in Q3 FY26. These payments are expected to decline significantly in subsequent quarters.

Payment for staff costs was A$2.5 million in the quarter, compared to A$2.6 million in Q3 FY26. Total net cash outflows used in operating activities in the quarter were A$38.9 million compared to net cash inflow from operating activities of A$13.5 million in Q3 FY26.

Payments to Related Parties (detailed in item 6.1 of the Appendix 4C) comprises Non-Executive Directors’ fees and Executive Directors’ remuneration of A$336K.

Total net cash inflow received in investing activities for the quarter was A$21.1 million, which is mainly due to the net decrease of short-term investments. The short-term investments are comprised of term deposits with maturities of greater than 3 months and less than 12 months. During the quarter, the Company transferred back A$21.1 million from short-term investments that had matured to cash at bank.

After the TACTI-004 Phase III futility outcome, the Company has initiated cost reduction measures to preserve capital and extend its cash runway. These measures include a targeted reduction in headcount and other operating expense reductions, most of which will become effective following the end of FY26. The discontinuation of TACTI-004 also precipitates a reduction in cash outlays due to the trial activity being wound down. At the time of preparing this report, the Company expects its cash runway to extend well into H1 of CY28.

About Immutep

Immutep is a clinical-stage biotechnology company developing novel immunotherapies for cancer and autoimmune diseases. The Company is a pioneer in the understanding and advancement of therapeutics related to the Lymphocyte Activation Gene-3 (LAG-3)/MHC Class II immune control mechanism, and its diversified product portfolio harnesses the ability of this mechanism to stimulate or suppress the immune system. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

1.	Immutep press release – 28 May 2026.

2.

ESMO Congress 2025 Poster Presentation, “Eftilagimod alpha (soluble LAG-3 protein) combined with 1st line chemo immunotherapy in metastatic non-squamous non-small cell lung cancer (NSCLC) – Updates from INSIGHT-003 (IKF s614)”.

3.	Translated using December 2025 average AUD/USD exchange rate.

4.	Translated using 31 December 2025 AUD/USD closing exchange rate.

Australian Investors/Media:

Eleanor Pearson, Sodali & Co.

+61 2 9066 4071; eleanor.pearson@sodali.com

U.S. Investors/Media:

Matthew Beck

Ph: +1 (917) 415-1750; matthew.beck@astrpartners.com

This announcement was authorised for release by the CEO of Immutep Limited.

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities

subject to Listing Rule 4.7B

Name of entity

Immutep Limited

ABN	Quarter ended (“current quarter”)
90 009 237 889	30th June 2026

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	13	28,880
1.2	Payments for	(22,030)	(59,549)
	(a) research and development
	(b) product manufacturing and operating costs	—	—
	(c) advertising and marketing	(77)	(352)
	(d) leased assets	—	—
	(e) staff costs	(2,504)	(11,101)
	(f) administration and corporate costs	(1,480)	(4,259)
1.3	Dividends received (see note 3)	—	—
1.4	Interest received	1,566	3,514
1.5	Interest and other costs of finance paid	(13)	(34)
1.6	Income taxes paid	—	—
1.7	Government grants and tax incentives	218	4,894
1.8	Other (provide details if material)
	– Repayment to customer	(14,092)	(14,092)
	– Intellectual property management	(492)	(1,766)

1.9	Net cash from / (used in) operating activities	(38,891)	(53,865)

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	—	—
	(b) businesses	—	—
	(c) property, plant and equipment	—	(99)

ASX Listing Rules Appendix 4C (17/07/20)	Page 1

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
	(d) investments	—	(5,000)
	(e) intellectual property	—	—
	(f) other non-current assets	—	(55)
2.2	Proceeds from disposal of:
	(a) entities	—	—
	(b) businesses	—	—
	(c) property, plant and equipment	—	—
	(d) investments	21,055	61,516
	(e) intellectual property	—	—
	(f) other non-current assets	—	25
2.3	Cash flows from loans to other entities	—	—
2.4	Dividends received (see note 3)	—	—
2.5	Other (provide details if material)	—	—

2.6	Net cash from / (used in) investing activities	21,055	56,387

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	—	—
3.2	Proceeds from issue of convertible debt securities	—	—
3.3	Proceeds from exercise of options	—	—
3.4	Transaction costs related to issues of equity securities or convertible debt securities	—	—
3.5	Proceeds from borrowings	—	—
3.6	Repayment of borrowings	—	—
3.7	Transaction costs related to loans and borrowings	—	—
3.8	Dividends paid	—	—
3.9	Other (provide details if material)	(68)	(221)

3.10	Net cash from / (used in) financing activities	(68)	(221)

ASX Listing Rules Appendix 4C (17/07/20)	Page 2

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	84,277	67,408
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(38,891)	(53,865)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	21,055	56,387
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(68)	(221)
4.5	Effect of movement in exchange rates on cash held	(2,700)	(6,036)

4.6	Cash and cash equivalents at end of period	63,673	63,673

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	28,952	32,782
5.2	Call deposits	721	3,256
5.3	Bank overdrafts	—	—
5.4	Other (provide details if material) -Term deposit	34,000	48,239

5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	63,673	84,277

6.	Payments to related parties of the entity and their associates		Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1		336

6.2	Aggregate amount of payments to related parties and their associates included in item 2		—

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

The amount at 6.1 includes payment of Non-Executive Directors’ fees and Executive Directors’ remuneration.

ASX Listing Rules Appendix 4C (17/07/20)	Page 3

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	—	—
7.2	Credit standby arrangements	—	—
7.3	Other (please specify)	—	—
7.4	Total financing facilities	—	—

7.5	Unused financing facilities available at quarter end		—

7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.
N/A

8.	Estimated cash available for future operating activities		$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)		(38,891)
8.2	Cash and cash equivalents at quarter end (item 4.6)		63,673
8.3	Unused finance facilities available at quarter end (item 7.5)		—
8.4	Total available funding (item 8.2 + item 8.3)		63,673
8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)		1.64	[1]

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer: The net operating cash outflow for the quarter ended 30 June 2026 is not expected to continue at the same level , for the following reasons: (1) the outflow included a one-off US$10 million (A$14.1 million) repayment to a customer (Dr. Reddy’s Laboratories) under the eftilagimod alfa licence agreement, triggered by the discontinuation of TACTI-004; (2) cash outflows are expected to reduce significantly in subsequent quarters, following the wind-down of TACTI-004 with treatment and study activity having ceased at the majority of trial sites by 30 June 2026 and site close-out activities continuing thereafter; and (3) the TACTI-003 and AIPAC-003 trials are approaching completion, with only minimal additional cash outflow expected. Based on the current cashflow forecast, the Company’s cash reach extends well into H1 CY2028.

[1]

In addition to the total available funding at item 8.4, which does not include term deposits with maturities of greater than 3 months, Immutep has $5.2 million in bank term deposits with maturity greater than 90 days, resulting in an aggregate cash, cash equivalent and term deposit position of $68.87 million as at 30 June 2026 and an expected cash reach extending well into H1 CY2028 based on current cashflow forecast.

ASX Listing Rules Appendix 4C (17/07/20)	Page 4

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

8.6.2  Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer: The Company is adequately funded to continue its operations and does not currently propose to raise further cash. As noted at item 8.5, the estimated 1.64 quarters of funding is calculated using only the total available funding at item 8.4, and as noted at item 8.6.1, the net operating cash outflow for the quarter ended 30 June 2026 is not expected to continue at the same level. The Company’s aggregate cash, cash equivalent and term deposit position was $68.87 million as at 30 June 2026, providing an expected cash reach to the end of H1 CY2028 based on the current cashflow forecast. To preserve capital and extend its cash runway, the Company has also initiated cost-reduction measures following the discontinuation of TACTI-004, including: (1) the orderly wind-down of the TACTI-004 clinical trial and associated activities; and (2) a targeted reduction in headcount and other operating expenditure. Should further funding be required in the future, the Company retains the ability to access equity capital markets and other funding sources.

8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer: Yes. The Company expects to be able to continue its operations and to meet its business objectives. This is on the basis of its aggregate cash, cash equivalent and term deposit position of $68.87 million as at 30 June 2026, together with the cost-reduction measures being implemented following the discontinuation of TACTI-004. Based on the current cashflow forecast and noting that the net operating cash outflow for the quarter ended 30 June 2026 is not expected to continue at the same level, the Company’s expected cash reach extends well into H1 CY2028.

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	30 July 2026

Authorised by:	By the Board
(Name of body or officer authorising release – see note 4)

Notes

1.

This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.

If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

ASX Listing Rules Appendix 4C (17/07/20)	Page 5

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.

If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.

If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 6

+ See chapter 19 of the ASX Listing Rules for defined terms.